Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

     Beginning on July 31, 2003, Business Objects posted the following on its internal marketing web site and began using it as part of presentations made by its sales field:

Business Objects Crystal Acquisition Overview Slides for field sales use July 31, 2003

General Integration Principles Hidden Slide: Please remove before presenting Joint company integration teams being developed Functional and geographic representation Comply with "business as usual" regulations until close Things we must do Continue to drive revenue opportunities Aggressively compete with all competitors including Crystal Stay focused on our customers Things we must not do Speculate on future product offerings, organization changes, or business practices Exchange customer and pricing/cost Coordinate pricing, selling, marketing, competitive strategy Regulations restrict our ability to work together until close. Some things may be uncertain in the interim. We commit to communicate as openly and quickly as we can

What Happened? Acquisition of Crystal Decisions by Business Objects Current value - approximately $820M Consideration*: $300M cash 26. 5M shares of stock ($520M) Ownership in combined entity*: 71% Business Objects shareholders 29% Crystal Decisions shareholders Expected closing 4Q 2003 Subject to regulatory approvals Create the largest company in enterprise business intelligence * Based on July 17, 2003 closing prices.

A Market in Need of Leadership Customers want Fewer supplier relationships to manage Broader, integrated product line offerings A clear, safe choice BI standardization is the next wave Reduces administration costs Reduces procurement costs Reduces integration costs Reduces vendor risk Brings order to a chaotic situation With this transaction, Business Objects delivers on what the market needs We are responding to our customers and the market

The Clear Market Leader in BI $736M in combined, LTM revenues Over 700 partners Over 16M licenses >20 patents approved or pending 3,850+ employees 500+ sales 1,000+ customer service** 1,000+ product development Over 43,000 total customers*** Revenues ($M) - Last 12 Months Ended 3/31/03 * Combined represents actual results for BOBJ and Crystal; COGN based on 12 months ended 2/28/03 as reported by First Call; remaining companies based on 12 months ended 3/31/03 as reported by First Call. ** Technical support, education, professional services. *** Double-counts common customers. Global leadership in BI

The Industry is Excited "The combination of each company's market leading product lines creates the potential for a powerful market force." Howard Dresner, Bill Hostmann, Gartner Research "The combination of Business Objects with Crystal Decisions provide new muscle into the Performance Management market through consolidating BI and reporting." - Mark Smith, Ventana Research "The Business Objects-Crystal Decisions combination has some natural fundamentals going for it...we see this paring as a solid strategy and natural evolution for both firms." John Hagerty, AMR Research "The combination of Business Objects and Crystal Decisions represents the number one vendor in Business Intelligence, rocketing past Cognos and Hyperion in revenue, license, customers and OEM partnerships - a coup d'etat for Business Objects...if looking for a vendor to do analytic and enterprise reporting, Business Objects must be on the short list." - Keith Gile, GigaResearch What the analysts are saying about Business Objects

Strong, Complete Product Line: All Users Executives: EPM Dashboards & scorecards Alerting Power users: QRA Ad hoc query & reporting Interactive analysis Information consumers: ER Receive reports Refresh, prompt BOBJ Crystal Decisions Business Objects The best products in business intelligence

Strong, Complete Product Line: All Segments Delivering unparalleled customer value with lower TCO Business Objects Crystal Combined Data Integration Analytical Framework/ Apps Strong Average Limited/None Legend: Ad hoc QRA Enterprise Reporting EPM Complete suite of the best BI products from one vendor Combines industry-leading data integration, QRA, enterprise reporting, EPM and analytics into a single BI platform World class consulting, education, support

Product Integration Principles We plan to continue to support both product lines Product lines are complementary Successful in their own rights Maintaining high level of customer satisfaction is key We plan to continue the Crystal brand We intend to refocus R&D energies Away from overlapping future projects Towards innovations and new high-growth areas We have a clear vision for a unified product line of best of breed products Covering all areas of business intelligence Using the best technologies of both companies

Making the Commitment for Customers Largest BI company More than 43,000 customers Strongest, most complete BI product line All types of users, all BI segments Enterprise class Focused on customer value Maximizing product capability Minimizing cost of ownership Backed by world-class services, training, support Delivers an unparalleled level of customer value Complementary BI market leaders

Forward Looking Statement This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects' proposed acquisition of Crystal Decisions, Business Objects' expected financial performance (including without limitation as described in the quotations from management in this document), as well as Business Objects' strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects' ability to successfully integrate Crystal Decisions' operations and employees; Business Objects' ability to transition Crystal Decisions' customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects' and Crystal Decisions' products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects' business and financial results is included in Business Objects' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov, and will be included in Business Objects' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions' Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Transaction and Where to Find It Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Additional Information About the Transaction and Where to Find It (continued) Bernard Liautaud, Business Objects' Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects' other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects' annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available. Jonathon Judge, Crystal Decisions' President and Chief Executive Officer, and certain of Crystal Decisions' other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge's and Crystal Decisions' other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions' annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.